Exhibit 99.1



November 17, 1998




Mr. David W. Wright
President and Chief Executive Officer
Durakon Industries
2101 North Lapeer Road
Lapeer, MI  48446

Dear Mr. Wright:

I am writing you today as investment manager for shareholders of your firm who currently control approximately 450,000 shares. I am concerned about shareholder value, not just for my clients, but for all Durakon Industries shareholders. Although the company has made considerable strides to increase shareholder value, we feel that more needs to be done in the short-term to add to the long-term value of the company.

First, we are specifically asking that the share repurchase program be aggressively invigorated, either in the form of an auction, or through some type of tender for shares. It is clear that the current program is not achieving its goal of reducing the number of outstanding shares in a meaningful way. This may be because investors with large blocks of stock cannot find any liquidity in the marketplace or that the low price level precludes their sale. We believe that an offer of $12-$13 per share in this situation is appropriate for the approximately 475,000 shares remaining under the current repurchase authorization. Let us not forget that two years ago Durakon repurchased shares from a director's firm at $13 per share. The company is clearly better situated today in its manufacturing and markets than it was then; therefore, the stock should be an even better value at the same or a lower price.

Second, the company should begin paying a small dividend to its shareholders. A yearly rate of $.20 would not be any financial hardship to the firm and would have the potential of increasing the interest of the retail investing public in the company's shares. Additionally, it would help to provide some stability to the share price during times of uncertainty in the small-cap manufacturing sector, like the most recent past.

We are very excited about the future of Durakon Industries. The company's leading position in its core businesses, excellent financial position, and strengthening manufacturing capability all bode well for the future. We intend to be, as we have been over the last few years, very supportive of the firm and its management. That is why we are bringing these ideas to your attention, and we would expect a response to this letter from the board of directors by December 15, 1998.

Sincerely,

/s/ David A. Corbin
David A. Corbin, CFA
President & Chief
Investment Officer